EX99.3

WHEATON
PRECIOUS METALS

FIRST QUARTER REPORT 2024

Interim Financial Statements

20 YEARS of VALUE THROUGH STREAMING

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2024	2023
Sales	6	$296,806	$214,465
Cost of sales
Cost of sales, excluding depletion		$61,555	$51,964
Depletion		63,676	45,000
Total cost of sales		$125,231	$96,964
Gross margin		$171,575	$117,501
General and administrative expenses	7	10,464	10,099
Share based compensation	8	1,281	7,397
Donations and community investments	9	1,570	1,378
Earnings from operations		$158,260	$98,627
Other income (expense)	10	7,196	7,562
Earnings before finance costs and income taxes		$165,456	$106,189
Finance costs	16.3	1,442	1,378
Earnings before income taxes		$164,014	$104,811
Income tax recovery	22	(27)	(6,580)
Net earnings		$164,041	$111,391
Basic earnings per share		$0.362	$0.246
Diluted earnings per share		$0.362	$0.246
Weighted average number of shares outstanding
Basic	20	453,094	452,370
Diluted	20	453,666	453,159

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [2]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2024	2023
Net earnings		$164,041	$111,391
Other comprehensive income
Items that will not be reclassified to net earnings
(Loss) gain on LTIs¹	15	$(5,470)	$44,654
Income tax expense related to LTIs	22	96	3,954
Total other comprehensive (loss) income		$(5,566)	$40,700
Total comprehensive income		$158,475	$152,091

1)	LTIs = long-term investments – common shares held.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
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Condensed Interim Consolidated Balance Sheets

	Note	As at March 31	As at December 31
(US dollars in thousands - unaudited)		2024	2023
Assets
Current assets
Cash and cash equivalents	21	$306,109	$546,527
Accounts receivable	11	5,514	10,078
Cobalt inventory		-	1,372
Income taxes receivable	22	5,851	5,935
Other	23	3,374	3,499
Total current assets		$320,848	$567,411
Non-current assets
Mineral stream interests	12	$6,510,767	$6,122,441
Early deposit mineral stream interests	13	47,094	47,093
Mineral royalty interests	14	25,448	13,454
Long-term equity investments	15	246,652	246,678
Property, plant and equipment		7,996	7,638
Other	24	21,650	26,470
Total non-current assets		$6,859,607	$6,463,774
Total assets		$7,180,455	$7,031,185
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$10,918	$13,458
Dividends payable	17.2	70,261	-
Current portion of performance share units	19.1	6,261	12,013
Current portion of lease liabilities	16.2	518	604
Total current liabilities		$87,958	$26,075
Non-current liabilities
Performance share units	19.1	$2,991	$9,113
Lease liabilities	16.2	5,423	5,625
Deferred income taxes	22	242	232
Pension liability		4,646	4,624
Total non-current liabilities		$13,302	$19,594
Total liabilities		$101,260	$45,669
Shareholders' equity
Issued capital	17	$3,784,848	$3,777,323
Reserves	18	(47,717)	(40,091)
Retained earnings		3,342,064	3,248,284
Total shareholders' equity		$7,079,195	$6,985,516
Total liabilities and shareholders' equity		$7,180,455	$7,031,185
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
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Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2024	2023
Operating activities
Net earnings		$164,041	$111,391
Adjustments for
Depreciation and depletion		64,013	45,390
Interest expense	16.3	74	17
Equity settled share based compensation	8	1,598	1,542
Performance share units - expense	19.1	(317)	5,855
Performance share units - paid	19.1	(11,129)	(16,675)
Pension expense		175	167
Pension paid		(43)	(96)
Income tax (recovery) expense	22	(27)	(6,580)
(Gain) loss on fair value adjustment of share purchase warrants held	10	(183)	(175)
Investment income recognized in net earnings		(6,438)	(7,148)
Other		(83)	79
Change in non-cash working capital	21	2,155	(2,072)
Cash generated from operations before income taxes and interest		$213,836	$131,695
Income taxes paid		(116)	(3,344)
Interest paid		(75)	(18)
Interest received		5,735	6,771
Cash generated from operating activities		$219,380	$135,104
Financing activities
Share purchase options exercised	18.1	3,816	9,376
Lease payments	16.2	(148)	(202)
Cash generated from financing activities		$3,668	$9,174
Investing activities
Mineral stream interests	12	$(450,902)	$(31,524)
Early deposit mineral stream interests	13	-	(750)
Mineral royalty interest	14	(11,947)	-
Net proceeds on disposal of mineral stream interests		-	(29)
Acquisition of long-term investments	15, 21	(751)	(8,144)
Dividends received		700	-
Other		(596)	(530)
Cash used for investing activities		$(463,496)	$(40,977)
Effect of exchange rate changes on cash and cash equivalents		$30	$307
(Decrease) increase in cash and cash equivalents		$(240,418)	$103,608
Cash and cash equivalents, beginning of period		546,527	696,089
Cash and cash equivalents, end of period	21	$306,109	$799,697

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.
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Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2023	452,319	$3,752,662	$83,077	$22,578	$8,142	$(47,250)	$66,547	$2,898,466	$6,717,675
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$111,391	$111,391
OCI [1]		-	-	-	-	40,700	40,700	-	40,700
Total comprehensive income		$-	$-	$-	$-	$40,700	$40,700	$111,391	$152,091
SBC [1] expense		$-	$-	$631	$911	$-	$1,542	$-	$1,542
Options [1] exercised	398	10,808	-	(1,752)	-	-	(1,752)	-	9,056
RSUs [1] released	59	2,484	-	-	(2,484)	-	(2,484)	-	-
Warrant expiration	-	-	(83,077)	-	-	-	(83,077)	83,077	-
Dividends (Note 17.2)		-	-	-	-	-	-	(67,910)	(67,910)
Realized loss on disposal of LTIs ¹ (Note 18.3)		-	-	-	-	990	990	(990)	-
At March 31, 2023	452,776	$3,765,954	$-	$21,457	$6,569	$(5,560)	$22,466	$3,024,034	$6,812,454
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$426,253	$426,253
OCI [1]		-	-	-	-	(63,613)	(63,613)	-	(63,613)
Total comprehensive income		$-	$-	$-	$-	$(63,613)	$(63,613)	$426,253	$362,640
SBC [1] expense		$-	$-	$1,976	$2,920	$-	$4,896	$-	$4,896
Options [1] exercised	91	3,252	-	(526)	-	-	(526)	-	2,726
RSUs [1] released	60	1,483	-	-	(1,483)	-	(1,483)	-	-
Dividends (Note 17.2)	142	6,634	-	-	-	-	-	(203,834)	(197,200)
Realized gain on disposal of LTIs ¹ (Note 18.3)		-	-	-	-	(1,831)	(1,831)	1,831	-
At December 31, 2023	453,069	$3,777,323	$-	$22,907	$8,006	$(71,004)	$(40,091)	$3,248,284	$6,985,516
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$164,041	$164,041
OCI [1]		-	-	-	-	(5,566)	(5,566)	-	(5,566)
Total comprehensive income		$-	$-	$-	$-	$(5,566)	$(5,566)	$164,041	$158,475
SBC [1] expense		$-	$-	$674	$924	$-	$1,598	$-	$1,598
Options [1] exercised	158	4,565	-	(698)	-	-	(698)	-	3,867
RSUs [1] released	68	2,960	-	-	(2,960)	-	(2,960)	-	-
Dividends (Note 17.2)		-	-	-	-	-	-	(70,261)	(70,261)
At March 31, 2024	453,295	$3,784,848	$-	$22,883	$5,970	$(76,570)	$(47,717)	$3,342,064	$7,079,195
1) Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.

As of March 31, 2024, the Company has entered into 38 long-term agreements (30 of which are precious metal purchase agreements, or “PMPAs”, three of which are early deposit PMPAs, and five of which are royalty agreements), with 32 different mining companies, related to precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 which have been placed into care and maintenance or have been closed, located in 16 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2024 were authorized for issue as of May 9, 2024 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance
These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2023 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2024 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Material Accounting Policy Information
3.1.	New Accounting Standards Effective in 2024

Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1, clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments are effective for annual reporting periods
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Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

beginning on or after January 1, 2024. The adoption of this amendment did not have a material impact on the Company’s financial statements.

3.2.	Future Changes to Accounting Policies

The IASB has issued the following new or amended standards:

IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the condensed interim consolidated financial statements are unchanged from those disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2023.

5.	Financial Instruments
5.1.	Capital Risk Management
The Company manages its capital to ensure that it will be able to continue as a going concern and satisfy its outstanding funding commitments while maintaining a high degree of financial flexibility to consummate new streaming investments.

The capital structure of the Company consists of debt (Note 16) and equity attributable to common shareholders, comprising of issued capital (Note 17), accumulated reserves (Note 18) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under its sustainability-linked revolving credit facility (Note 16).

The Company is in compliance with the debt covenants at March 31, 2024, as described in Note 16.1.

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Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

5.2.	Categories of Financial Assets and Liabilities
The refundable deposit on the 777 PMPA, which requires a single principal payment at maturity, is carried at amortized cost, which approximates its fair value. Trade receivables from sales of cobalt and other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, the other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method, which approximate fair values due to the short terms to maturity. The following table summarizes the classification of the Company’s financial assets and liabilities:

	Note	March 31	December 31
(in thousands)		2024	2023
Financial assets
Financial assets mandatorily measured at FVTNE [1]
Cash and cash equivalents	21	$306,109	$546,527
Trade receivables from provisional concentrate sales, net of fair value adjustment	6, 11	3,834	5,360
Long-term investments - warrants held		974	652
Investments in equity instruments designated at FVTOCI [1]
Long-term investments - common shares held	15	245,678	246,026
Financial assets measured at amortized cost
Trade receivables from sales of cobalt	11	977	3,975
Refundable deposit - 777 PMPA	24	8,890	8,717
Other accounts receivable		703	743
Total financial assets		$567,165	$812,000
Financial liabilities
Financial liabilities at amortized cost
Accounts payable and accrued liabilities		$10,918	$13,458
Lease liabilities	16.2	5,941	6,229
Dividends payable	17.2	70,261	-
Total financial liabilities		$87,120	$19,687

1)	FVTNE refers to Fair Value Through Net Earnings, FVTOCI refers to Fair Value Through Other Comprehensive Income.

5.3.	Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. Finally, counterparties used to sell precious metals are all large, international organizations with strong credit ratings and the balance of trade receivables on these sales in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at March 31, 2024 is considered to be negligible.

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Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

		March 31	December 31
(in thousands)	Note	2024	2023
Cash and cash equivalents	21	$306,109	$546,527
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	3,834	5,360
Trade receivables from sales of cobalt	11	977	3,975
Refundable Deposit - 777 PMPA	24	8,890	8,717
Other accounts receivables	11	703	743
Maximum exposure to credit risk related to financial assets		$320,513	$565,322

5.4.	Liquidity Risk
The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at March 31, 2024, the Company had cash and cash equivalents of $306 million (December 31, 2023 - $547 million) and working capital of $233 million (December 31, 2023 - $541 million).

The Company holds equity investments of several companies (Note 15) with a combined market value at March 31, 2024 of $247 million (December 31, 2023 - $247 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities and performance share units liability. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows, where applicable.

As at March 31, 2024
(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total
Accounts payable and accrued liabilities	$10,918	$-	$-	$-	$10,918
Performance share units [1]	-	9,202	50	-	9,252
Dividends payable	70,261	-	-	-	70,261
Total	$81,179	$9,202	$50	$-	$90,431

1)	See Note 19.1 for estimated value per PSU at maturity and anticipated performance factor at maturity.

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Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

5.5.	Currency Risk
The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	March 31	December 31
(in thousands)	2024	2023
Monetary assets
Cash and cash equivalents	$8,717	$1,729
Accounts receivable	208	112
Long-term investments - common shares held	77,422	77,770
Long-term investments - warrants held	974	652
Other long-term assets	3,307	7,898
Total Canadian dollar denominated monetary assets	$90,628	$88,161
Monetary liabilities
Accounts payable and accrued liabilities	$7,460	$9,080
Performance share units	7,829	17,303
Lease liability	5,687	5,892
Pension liability	4,646	4,624
Total Canadian dollar denominated monetary liabilities	$25,622	$36,899

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at March 31, 2024
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(1,241)	$1,241
Increase (decrease) in other comprehensive income	7,742	(7,742)
Increase (decrease) in total comprehensive income	$6,501	$(6,501)

	As at December 31, 2023
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(2,651)	$2,651
Increase (decrease) in other comprehensive income	7,777	(7,777)
Increase (decrease) in total comprehensive income	$5,126	$(5,126)

5.6.	Interest Rate Risk
The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the three months ended March 31, 2024 and 2023, the weighted average effective interest rate paid by
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [11]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

the Company on its outstanding borrowings was Nil, while the weighted average interest rate earned on its cash deposits in interest bearing accounts was 5.19% and 4.04%, respectively.

During the three months ended March 31, 2024 and 2023, a fluctuation in interest rates of 100 basis points (1 percent) would not have impacted the amount of interest expensed by the Company.

During the three months ended March 31, 2024 and 2023, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest earned by approximately $1 million and $2 million, respectively.

5.7.	Other Price Risk
The Company is exposed to equity price risk as a result of holding long-term investments in common shares of various companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the three months ended March 31, 2024 and 2023 would have increased/decreased by approximately $25 million and $30 million respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		March 31, 2024
(in thousands)	Note	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	21	$306,109	$306,109	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	3,834	-	3,834	-
Long-term investments - common shares held	15	245,678	245,678	-	-
Long-term investments - warrants held	15	974	-	974	-
		$556,595	$551,787	$4,808	$-

		December 31, 2023
(in thousands)	Note	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	21	$546,527	$546,527	$-	$-
Trade receivables from provisional concentrate sales, net of fair value adjustment	11	5,360	-	5,360	-
Long-term investments - common shares held	15	246,026	246,026	-	-
Long-term investments - warrants held	15	652	-	652	-
		$798,565	$792,553	$6,012	$-

When balances are outstanding, the Company’s bank debt (Note 16.1) is reported at amortized cost using the effective interest method.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [12]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

5.8.1.	Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables from provisional concentrate sales are valued based on forward price of silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

6.	Revenue

	Three Months Ended March 31
(in thousands)	2024		2023
Sales
Gold credit sales	$190,689	64%	$119,196	56%
Silver
Silver credit sales	$83,710	28%	$65,179	30%
Concentrate sales	12,948	4%	20,499	10%
Total silver sales	$96,658	32%	$85,678	40%
Palladium credit sales	$4,677	2%	$4,735	2%
Cobalt sales	$4,782	2%	$4,856	2%
Total sales revenue	$296,806	100%	$214,465	100%

Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

The Company will occasionally enter into forward contracts in relation to precious metal deliveries that it is highly confident will occur within a given quarter. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of precious metal.

Concentrate Sales
Under certain PMPAs, silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.

Cobalt Sales
Effective January 1, 2024, the Company entered into an offtake agreement under which all cobalt is sold to a third party offtaker. Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [13]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Prior to January 1, 2024, cobalt was sold to a third-party sales agent who generally sold the cobalt to third party customers approved by Wheaton. Revenue from the sale of cobalt was recognized once the third-party customer and sales terms had been agreed to between Wheaton and the third-party sales agent, which was also the date that control of the cobalt was transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue was recognized once the sales terms have been agreed to between Wheaton and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent.

7.	General and Administrative

	Three Months Ended March 31
(in thousands)	2024	2023
Corporate
Salaries and benefits	$3,964	$3,860
Depreciation	218	288
Professional fees	494	514
Business travel	284	341
Director fees	289	333
Business taxes	347	574
Audit and regulatory	879	832
Insurance	497	538
Other	1,283	1,064
General and administrative - corporate	$8,255	$8,344
Subsidiaries
Salaries and benefits	$1,401	$1,161
Depreciation	119	103
Professional fees	191	71
Business travel	71	53
Director fees	63	52
Business taxes	73	74
Insurance	17	16
Other	274	225
General and administrative - subsidiaries	$2,209	$1,755
Consolidated general and administrative	$10,464	$10,099

8.	Share Based Compensation

		Three Months Ended March 31
(in thousands)	Note	2024	2023
Equity settled share based compensation [1]
Stock options	18.1	$674	$631
RSUs	18.2	924	911
Cash settled share based compensation
PSUs	19.1	$(317)	$5,855
Total share based compensation		$1,281	$7,397

1)	Equity settled share based compensation is a non-cash expense.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [14]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

9.	Donations and Community Investments

	Three Months Ended March 31
(in thousands)	2024	2023
Local donations and community investments [1]	$689	$535
Partner donations and community investments [2]	881	843
Total donations and community investments	$1,570	$1,378

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.

10.	Other Income (Expense)

		Three Months Ended March 31
(in thousands)	Note	2024	2023
Interest income		$5,738	$6,931
Dividend income		700	217
Foreign exchange gain (loss)		575	273
Gain (loss) on fair value adjustment of share purchase warrants held mandatorily measured at FVTNE [1]		183	175
Other		-	(34)
Total other income (expense)		$7,196	$7,562

1)	FVTNE refers to Fair Value Through Net Earnings

11.	Accounts Receivable

		March 31	December 31
(in thousands)	Note	2024	2023
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$3,834	$5,360
Trade receivables from sales of cobalt	6	977	3,975
Other accounts receivable		703	743
Total accounts receivable		$5,514	$10,078

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [15]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

12.	Mineral Stream Interests

Three Months Ended March 31, 2024
Cost				Accumulated Depletion & Impairment [1]			Carrying Amount Mar 31, 2024
(in thousands)	Balance Jan 1, 2024	Additions	Balance Mar 31, 2024	Balance Jan 1, 2024	Depletion	Balance Mar 31, 2024
Gold interests
Salobo	$3,429,911	$-	$3,429,911	$(748,492)	$(22,320)	$(770,812)	$2,659,099
Sudbury [2]	623,864	-	623,864	(361,379)	(4,728)	(366,107)	257,757
Constancia	140,058	-	140,058	(59,793)	(6,353)	(66,146)	73,912
San Dimas	220,429	-	220,429	(75,707)	(2,210)	(77,917)	142,512
Stillwater [3]	239,352	-	239,352	(27,883)	(1,202)	(29,085)	210,267
Other [4]	656,187	289,630	945,817	(52,498)	(336)	(52,834)	892,983
	$5,309,801	$289,630	$5,599,431	$(1,325,752)	$(37,149)	$(1,362,901)	$4,236,530
Silver interests
Peñasquito	$524,626	$-	524,626	$(248,394)	$(7,474)	$(255,868)	$268,758
Antamina	900,343	-	900,343	(380,813)	(5,376)	(386,189)	514,154
Constancia	302,948	-	302,948	(123,365)	(4,534)	(127,899)	175,049
Other [5]	1,159,563	24,896	1,184,459	(577,450)	(3,076)	(580,526)	603,933
	$2,887,480	$24,896	$2,912,376	$(1,330,022)	$(20,460)	$(1,350,482)	$1,561,894
Palladium interests
Stillwater [3]	$263,721	$-	$263,721	$(43,054)	$(2,125)	$(45,179)	$218,542
Platreef	-	78,786	78,786	-	-	-	78,786
	$263,721	$78,786	$342,507	$(43,054)	$(2,125)	$(45,179)	$297,328
Platinum interests
Marathon	$9,451	$-	$9,451	$-	$-	$-	$9,451
Platreef	-	57,564	57,564	-	-	-	57,564
	$9,451	$57,564	$67,015	$-	$-	$-	$67,015
Cobalt interests
Voisey's Bay [6]	$393,422	$-	$393,422	$(42,606)	$(2,816)	$(45,422)	$348,000
	$8,863,875	$450,876	$9,314,751	$(2,741,434)	$(62,550)	$(2,803,984)	$6,510,767

1)	Includes cumulative impairment charges to March 31, 2024 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos, Curraghinalt, Platreef and Kudz Ze Kayah gold interests. The additions to other gold interests includes: Platreef - $275 million; and Kudz Ze Kayah - $14 million.

5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba. Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests includes: Kudz Ze Kayah - $25 million.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [16]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Year Ended December 31, 2023
Cost					Accumulated Depletion & Impairment [1]			Carrying Amount Dec 31, 2023
(in thousands)	Balance Jan 1, 2023	Additions	Disposal	Balance Dec 31, 2023	Balance Jan 1, 2023	Depletion	Balance Dec 31, 2023
Gold interests
Salobo	$3,059,876	$370,035	$-	$3,429,911	$(676,614)	$(71,878)	$(748,492)	$2,681,419
Sudbury [2]	623,864	-	-	623,864	(340,448)	(20,931)	(361,379)	262,485
Constancia	140,058	-	-	140,058	(44,475)	(15,318)	(59,793)	80,265
San Dimas	220,429	-	-	220,429	(64,564)	(11,143)	(75,707)	144,722
Stillwater [3]	239,352	-	-	239,352	(23,500)	(4,383)	(27,883)	211,469
Other [4]	545,391	152,169	(41,373)	656,187	(51,248)	(1,250)	(52,498)	603,689
	$4,828,970	$522,204	$(41,373)	$5,309,801	$(1,200,849)	$(124,903)	$(1,325,752)	$3,984,049
Silver interests
Peñasquito	$524,626	$-	$-	$524,626	$(230,952)	$(17,442)	$(248,394)	$276,232
Antamina	900,343	-	-	900,343	(354,975)	(25,838)	(380,813)	519,530
Constancia	302,948	-	-	302,948	(110,001)	(13,364)	(123,365)	179,583
Other [5]	1,018,199	141,364	-	1,159,563	(565,103)	(12,347)	(577,450)	582,113
	$2,746,116	$141,364	$-	$2,887,480	$(1,261,031)	$(68,991)	$(1,330,022)	$1,557,458
Palladium interests
Stillwater [3]	$263,721	$-	$-	$263,721	$(36,909)	$(6,145)	$(43,054)	$220,667
Platinum interests
Marathon	$9,428	$23	$-	$9,451	$-	$-	$-	$9,451
Cobalt interests
Voisey's Bay [6]	$393,422	$-	$-	$393,422	$(35,849)	$(6,757)	$(42,606)	$350,816
	$8,241,657	$663,591	$(41,373)	$8,863,875	$(2,534,638)	$(206,796)	$(2,741,434)	$6,122,441

1)	Includes cumulative impairment charges to December 31, 2023 as follows: Pascua-Lama silver interest - $338 million; and Sudbury gold interest - $120 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos and Curraghinalt gold interests. The additions to other gold interests includes: Blackwater - $40 million; Goose - $63 million; Cangrejos - $29 million; and Curraghinalt - $20 million.

5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba and Mineral Park silver interests. The additions to other silver interests includes: Blackwater - $141 million.

6)
When cobalt is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the cobalt is recorded as a cost of sale. Depletion in this table for the Voisey’s Bay cobalt interest is inclusive of depletion relating to inventory.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [17]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2024			December 31, 2023
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Gold interests
Salobo	$2,281,399	$377,700	$2,659,099	$2,303,719	$377,700	$2,681,419
Sudbury [1]	213,739	44,018	257,757	218,467	44,018	262,485
Constancia	68,405	5,507	73,912	74,758	5,507	80,265
San Dimas	53,218	89,294	142,512	55,428	89,294	144,722
Stillwater [2]	185,466	24,801	210,267	186,668	24,801	211,469
Other [3]	17,662	875,321	892,983	17,999	585,690	603,689
	$2,819,889	$1,416,641	$4,236,530	$2,857,039	$1,127,010	$3,984,049
Silver interests
Peñasquito	$195,054	$73,704	$268,758	$202,528	$73,704	$276,232
Antamina	167,136	347,018	514,154	172,512	347,018	519,530
Constancia	164,993	10,056	175,049	169,527	10,056	179,583
Other [4]	127,386	476,547	603,933	130,462	451,651	582,113
	$654,569	$907,325	$1,561,894	$675,029	$882,429	$1,557,458
Palladium interests
Stillwater [2]	$209,834	$8,708	$218,542	$211,959	$8,708	$220,667
Platreef	-	78,786	78,786	-	-	-
	$209,834	$87,494	$297,328	$211,959	$8,708	$220,667
Platinum interests
Marathon	$-	$9,451	$9,451	$-	$9,451	$9,451
Platreef	-	57,564	57,564	-	-	-
	$-	$67,015	$67,015	$-	$9,451	$9,451
Cobalt interests
Voisey's Bay	$318,638	$29,362	$348,000	$321,454	$29,362	$350,816
	$4,002,930	$2,507,837	$6,510,767	$4,065,481	$2,056,960	$6,122,441

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Blackwater, Marathon, Goose, Curipamba, Cangrejos, Curraghinalt, Platreef and Kudz Ze Kayah gold interests.
4)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Copper World Complex, Marmato, Cozamin, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

Acquisition of Existing Platreef & Kudz Ze Kayah PMPAs
On February 27, 2024, the Company closed the previously announced agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing streams in respect of Ivanhoe Mines’ Platreef Project (the “Platreef Streams”) and BMC Minerals’ Kudz Ze Kayah (“KZK”) Project (the “Kudz Ze Kayah Streams”). On February 27, 2024, the Company paid $450 million to Orion, with an additional $5 million contingency payment due to Orion if the KZK project achieves certain milestones.

The Platreef Project is located in Johannesburg, South Africa. Under the Platreef Gold PMPA, the Company is entitled to purchase 62.5% of the payable gold until a total of 218,750 ounces of gold has been delivered to the
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [18]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Company, at which point the Company will be entitled to purchase 50% of the payable gold production until a total of 428,300 ounces of gold has been delivered. Once the threshold has been achieved, the Company will be entitled to purchase 3.125% of the payable gold production if certain conditions are met. Under the Platreef Gold PMPA, the Company will make ongoing payments for the gold ounces delivered equal to $100 per ounce until a total of 428,300 ounces of gold have been delivered, increasing to 80% of the spot price of gold thereafter.

Under the Platreef palladium and platinum PMPA (the “Platreef PGM PMPA”), the Company is entitled to purchase 5.25% of the payable palladium and platinum production until a total of 350,000 ounces of combined palladium and platinum have been received. Once the threshold has been achieved, the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 ounces have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production if certain conditions are met. Under the Platreef PGM PMPA, the Company will make ongoing payments for the palladium and platinum ounces delivered equal to 30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter.

The Kudz Ze Kayah stream is located in Yukon, Canada. Under the Kudz Ze Kayah PMPA (the “KZK PMPA”), the Company is entitled to purchase staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% depending on the timing of such deliveries, until 330,000 ounces of gold and 43.30 million ounces of silver are produced and delivered, reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 ounces of gold and 35.34 million ounces of silver are produced and delivered (for a total of 660,000 ounces of gold and 86.60 million ounces of silver), and thereafter ranging between 6.25% and 6.75%. Under the KZK PMPA, the Company will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price. Under the KZK PMPA, BMC Minerals has a buyback option to repurchase 50% of the stream for a period of 30 days after June 22, 2026, for $36 million.

13.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 25 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

The following table summarizes the early deposit mineral stream interests owned by the Company as of March 31, 2024:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine
Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine
			$46,352	$322,000	$368,352
1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 25 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [19]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

14.	Mineral Royalty Interests
The following table summarizes mineral royalty interests owned by the Company as of March 31, 2024. To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Royalty Interests	Mine Owner	Location of Mine	Royalty [1]	Upfront Consideration Paid to Date [2]	Upfront Consideration to be Paid [2]	Total Upfront Consideration [2]	Term of Agreement	Date of Original Contract
Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000	Life of Mine	07-Aug-2014
Brewery Creek [3]	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021
Black Pine [4]	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023
Mt Todd [5]	Vista	Australia	1.0% GR	10,000	10,000	20,000	Life of Mine	13-Dec-2023
DeLamar [6]	Integra	USA	1.5% NSR	4,875	4,875	9,750	Life of Mine	20-Feb-2024
				$25,004	$14,875	$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)
The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek Royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn $2 million to the Company.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)
The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar Royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

15.	Long-Term Equity Investments

	March 31	December 31
(in thousands)	2024	2023
Common shares held	$245,678	$246,026
Warrants held	974	652
Total long-term equity investments	$246,652	$246,678

Common Shares Held

	Three Months Ended March 31, 2024
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2023	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Mar 31, 2024	Realized Gain (Loss) on Disposal
Bear Creek	15,707	6.90%	$ 2,138	$ -	$ -	$ 470	$ 2,608	$ -
Kutcho	18,640	12.03%	1,551	-	-	100	1,651	-
Hecla	34,980	5.60%	168,255	-	-	-	168,255	-
B2Gold	12,025	0.92%	38,094	-	-	(6,590)	31,504	-
Other			35,988	5,122	-	550	41,660	-
Total			$ 246,026	$ 5,122	$ -	$ (5,470)	$ 245,678	$ -

1)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [20]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

	Three Months Ended March 31, 2023
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Mar 31, 2023	Realized Loss on Disposal
Bear Creek	13,264	8.58%	$ 7,443	$ -	$ -	$ (680)	$ 6,763	$ -
Sabina	31,095	5.56%	30,535	-	-	16,569	47,104	-
Kutcho	18,640	14.79%	3,097	-	-	897	3,994	-
Hecla	35,012	5.76%	194,668	-	-	26,960	221,628	-
Other			19,792	8,168	(27)	908	28,841	(990)
Total			$ 255,535	$ 8,168	$ (27)	$ 44,654	$ 308,330	$ (990)

1)	Disposals during 2023 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.
The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

16.	Credit Facilities
16.1.	Sustainability-Linked Revolving Credit Facility
The term of the Company’s undrawn $2 billion revolving term loan (“Revolving Facility”) matures on June 22, 2028.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants as at March 31, 2024 and 2023.

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) the Secured Overnight Financing Rate (“SOFR”) plus 1.10% to 2.15%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. In connection with the extension, the interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in three sustainability-related areas including climate change, diversity and overall performance in sustainability. During the three months ended March 31, 2024 and 2023, the stand-by fee rate was 0.20%.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. In connection with the Revolving Facility, there is $5 million unamortized debt issue costs which have been recorded as a long-term asset under the classification Other (see Note 24).

16.2.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

	March 31	December 31
(in thousands)	2024	2023
Current portion	$518	$604
Long-term portion	5,423	5,625
Total lease liabilities	$5,941	$6,229

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [21]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

The maturity analysis, on an undiscounted basis, of these leases is as follows:

March 31
(in thousands)	2024
Not later than 1 year	$799
Later than 1 year and not later than 5 years	2,534
Later than 5 years	4,473
Total lease liabilities	$7,806

16.3.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended March 31
(in thousands)	Note	2024	2023
Costs related to undrawn credit facilities	16.1	$1,338	$1,316
Interest expense - lease liabilities	16.2	74	17
Letters of guarantee		30	45
Total finance costs		$1,442	$1,378

17.	Issued Capital

	Note	March 31	December 31
(in thousands)		2024	2023
Issued capital
Share capital issued and outstanding: 453,295,679 common shares (December 31, 2023: 453,069,254 common shares)	17.1	$3,784,848	$3,777,323

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [22]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

17.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2024 and 2023, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2023 to March 31, 2024 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2023	452,318,526
Share purchase options exercised [1]	397,636	Cdn$31.17
Restricted share units released [1]	59,672	Cdn$0.00
At March 31, 2023	452,775,834
Share purchase options exercised [1]	91,286	Cdn$40.01
Restricted share units released [1]	60,155	Cdn$0.00
Dividend reinvestment plan [2]	141,979	US$46.73
At December 31, 2023	453,069,254
Share purchase options exercised [1]	158,148	Cdn$33.20
Restricted share units released [1]	68,277	Cdn$0.00
At March 31, 2024	453,295,679

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at March 31, 2024 and 2023, the Company has not issued any shares under the ATM program.

17.2.	Dividends Declared

	Three Months Ended March 31
(in thousands, except per share amounts)	2024	2023
Dividends declared per share	$0.155	$0.150
Average number of shares eligible for dividend	453,293	452,735
Total dividends declared	$70,261	$67,910

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [23]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

18.	Reserves

	Note	March 31	December 31
(in thousands)		2024	2023
Reserves
Share purchase options	18.1	$22,883	$22,907
Restricted share units	18.2	5,970	8,006
Long-term investment revaluation reserve, net of tax	18.3	(76,570)	(71,004)
Total reserves		$(47,717)	$(40,091)

18.1.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of five to seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two or three years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 36-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31
	2024	2023
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$59.79	Cdn$59.41
Expected dividend yield	1.45%	1.39%
Expected volatility	30%	30%
Risk-free interest rate	4.10%	3.40%
Expected option life, in years	3.0	3.0
Weighted average fair value per option granted	Cdn$13.39	Cdn$12.89
Number of options issued during the period	305,710	316,580
Total fair value of options issued (000's)	$ 3,022	$ 2,972

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [24]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at March 31, 2024:
Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$30.82	2,239	-	2,239	0.2 years
$32.63¹	18,310	-	18,310	1.0 years
$33.47	263,145	-	263,145	1.0 years
$49.86	235,876	-	235,876	4.0 years
$54.13¹	35,143	-	35,143	4.0 years
$58.63¹	15,270	30,550	45,820	6.0 years
$59.41	84,214	168,416	252,630	6.0 years
$59.79	-	237,180	237,180	7.0 years
$59.82¹	-	68,530	68,530	7.0 years
$60.00	147,511	73,933	221,444	5.0 years
$63.63¹	24,553	12,713	37,266	5.0 years
	826,261	591,322	1,417,583	4.6 years
1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.3550, being the Cdn$/US$ exchange rate at March 31, 2024.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2023 to March 31, 2024 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2023	1,478,300	Cdn$41.37
Granted (fair value - $3 million or Cdn$12.89 per option)	316,580	59.41
Exercised	(397,636)	31.17
Forfeited	(1,300)	55.01
At March 31, 2023	1,395,944	Cdn$48.32
Exercised	(91,286)	40.01
Forfeited	(34,637)	59.60
At December 31, 2023	1,270,021	Cdn$48.47
Granted (fair value - $3 million or Cdn$13.39 per option)	305,710	59.79
Exercised	(158,148)	33.20
At March 31, 2024	1,417,583	Cdn$52.75

As it relates to share purchase options, during the three months ended March 31, 2024, the weighted average share price at the time of exercise was Cdn$61.21, as compared to Cdn$63.18 per share during the comparable period in 2023.

18.2.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two to three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [25]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

A continuity schedule of the Company’s restricted share units outstanding from January 1, 2023 to March 31, 2024 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted
At January 1, 2023	350,206	$31.25
Granted (fair value - $4 million)	92,880	43.27
Released	(59,672)	41.64
Forfeited	(290)	43.58
At March 31, 2023	383,124	$32.54
Granted	1,110	50.26
Released	(60,155)	24.64
Forfeited	(7,743)	44.42
At December 31, 2023	316,336	$33.81
Granted (fair value - $4 million)	90,120	44.16
Released	(68,277)	43.35
At March 31, 2024	338,179	$34.64

18.3.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2023 to March 31, 2024 is presented below:
(in thousands)		Change in Fair Value	Deferred Tax Recovery (Expense)	Total
At January 1, 2023		$ (40,626)	$ (6,624)	$ (47,250)
Unrealized gain (loss) on LTIs [1]		44,654	(3,954)	40,700
Reallocate reserve to retained earnings upon disposal of LTIs [1]	15	990	-	990
At March 31, 2023		$ 5,018	$ (10,578)	$ (5,560)
Unrealized gain (loss) on LTIs [1]		(71,286)	7,673	(63,613)
Reallocate reserve to retained earnings upon disposal of LTIs [1]		(1,831)	-	(1,831)
At December 31, 2023		$ (68,099)	$ (2,905)	$ (71,004)
Unrealized gain (loss) on LTIs [1]		(5,470)	(96)	(5,566)
At March 31, 2024		$ (73,569)	$ (3,001)	$ (76,570)

1)	LTIs refers to long-term investments in common shares held.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [26]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

19.	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note 18.1), restricted share units (Note 18.2) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies and the price of gold and silver.

Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2023 to March 31, 2024 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability
At January 1, 2023	444,620	$21,239
Granted	135,690	-
Accrual related to the fair value of the PSUs outstanding	-	5,855
Foreign exchange adjustment	-	13
Paid	(191,980)	(16,675)
At March 31, 2023	388,330	$10,432
Accrual related to the fair value of the PSUs outstanding	-	10,815
Foreign exchange adjustment	-	243
Forfeited	(15,870)	(364)
At December 31, 2023	372,460	$21,126
Granted	135,220	-
Accrual related to the fair value of the PSUs outstanding	-	(317)
Foreign exchange adjustment	-	(428)
Paid	(126,590)	(11,129)
At March 31, 2024	381,090	$9,252

A summary of the PSUs outstanding at March 31, 2024 is as follows:

Year of Grant	Year of Maturity	Number outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Vesting Period Complete at Mar 31, 2024	PSU Liability at Mar 31, 2024
2022	2025	118,240	$45.73	170%	68%	$ 6,261
2023	2026	127,630	$45.03	147%	35%	2,941
2024	2027	135,220	$44.49	101%	1%	50
		381,090				$ 9,252

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [27]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

20.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2024	2023
Basic weighted average number of shares outstanding	453,094	452,370
Effect of dilutive securities
Share purchase options	253	431
Restricted share units	319	358
Diluted weighted average number of shares outstanding	453,666	453,159

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$60.97, compared to Cdn$59.12 for the comparable period in 2023.

	Three Months Ended March 31
(in thousands)	2024	2023
Share purchase options	37	530

21.	Supplemental Cash Flow Information

Change in Non-Cash Working Capital

	Three Months Ended March 31
(in thousands)	2024	2023
Change in non-cash working capital
Accounts receivable	$4,445	$849
Accounts payable and accrued liabilities	(2,661)	(3,456)
Other	371	535
Total change in non-cash working capital	$2,155	$(2,072)

Non-Cash Transactions – Receipt of Shares as Consideration for Disposal of Long-Term Equity Investments
During the three months ended March 31, 2023, the Company received common shares valued at $0.2 million as consideration for the disposal of long-term equity investments.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [28]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Cash and Cash Equivalents

	March 31	December 31
(in thousands)	2024	2023
Cash and cash equivalents comprised of:
Cash	$306,109	$211,430
Cash equivalents	-	335,097
Total cash and cash equivalents	$306,109	$546,527

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

22.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:

Income Tax Expense (Recovery) in Net Earnings

	Three Months Ended March 31
(in thousands)	2024	2023
Current income tax expense (recovery)	$59	$(2,641)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$225	$1,361
Write down (reversal of write down) or recognition of prior period temporary differences	(311)	(5,300)
Total deferred income tax recovery	$(86)	$(3,939)
Total income tax expense (recovery) recognized in net earnings	$(27)	$(6,580)

Income Tax Expense (Recovery) in Other Comprehensive Income

	Three Months Ended March 31
(in thousands)	2024	2023
Income tax expense (recovery) related to LTIs - common shares held	$96	$3,954

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [29]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Income Tax Rate Reconciliation
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2024	2023
Earnings before income taxes	$164,014	$104,811
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense (recovery) based on above rates	$44,284	$28,299
Non-deductible stock based compensation and other	349	339
Differences in tax rates in foreign jurisdictions [1]	(44,365)	(29,894)
Current period unrecognized temporary differences	16	(24)
Write down (reversal of write down) or recognition of prior period temporary differences	(311)	(5,300)
Total income tax expense (recovery) recognized in net earnings	$(27)	$(6,580)

1)	During the three months ended March 31, 2024, the Company's subsidiaries generated net earnings of $165 million, as compared to $111 million during the comparable period of the prior year.

The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax.

Global Minimum Tax
The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules (“Pillar Two”).  Subject to tax legislation enacting Pillar Two being passed in the jurisdictions where the Company and its subsidiaries operate, the group is liable to pay a top-up tax for any deficiency between the minimum tax rate of 15% and the effective tax rate per jurisdiction. The Canadian parent company, as well as its Luxembourg subsidiary (Silver Wheaton Luxembourg S.a.r.l., or “Silver Wheaton Luxembourg”) have an effective tax rate that exceeds 15% or are in a loss position. The group’s subsidiaries that operate in the Cayman Islands have an effective tax rate of 0%. For the three months ended March 31, 2024 and 2023, the Cayman Islands subsidiaries had net earnings of $165 million and $111 million, respectively.

The Company does not operate in any jurisdiction where Pillar Two legislation was effective as for the three months ended March 31, 2024 and therefore the Company has no related current tax expense associated with GMT.

Jurisdictional updates are as follows:

Canada
On May 2, 2024, the Canadian Federal Government introduced the Federal budget bill, C-69, into parliament which contains the Global Minimum Tax Act (“GMTA”) reflecting application of GMT to in-scope companies for fiscal years commencing on or after December 31, 2023. However, to date, the GMTA has not been enacted. If enacted as drafted, the proposed Canadian rules in the GMTA would apply to the income of the Company’s Cayman Island subsidiaries from January 1, 2024.

Luxembourg
Pillar Two legislation was enacted in Luxembourg on December 22, 2023. The rules are applicable from January 1, 2024. As discussed above, Silver Wheaton Luxembourg has an effective tax rate in excess of 15%.  The Luxembourg Pillar Two legislation also contains an undertaxed profits rule which is effective January 1, 2025, that would allow Luxembourg to collect Pillar Two top-up taxes related to the Company’s subsidiaries operating in the Cayman Islands if the GMTA were not enacted in Canada. Given the Canadian government’s stated intent to enact the GMTA, the Company does not expect the Luxembourg Pillar Two legislation to have a material impact on the Company.

Cayman Islands
To date, the government of the Cayman Islands has indicated that they do not intend to enact Pillar Two Legislation.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [30]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Current Income Taxes (Payable) Receivable
The movement in current income taxes (payable) receivable for the three months ended March 31, 2024 is as follows:

(in thousands)	Current Taxes (Payable) Receivable
Current taxes receivable - December 31, 2023	$ 5,935
Current income tax recovery - income statement	(59)
Income taxes paid	116
Foreign exchange adjustments	(141)
Current taxes receivable - March 31, 2024	$ 5,851

Deferred Income Taxes
The recognized deferred income tax assets and liabilities are offset on the balance sheet and relate to Canada, except for the foreign withholding tax. The movement in deferred income tax assets and liabilities for the three months ended March 31, 2024 and the year ended December 31, 2023 is shown below:

	Three Months Ended March 31, 2024
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward [1]	$810	$3,073	$-	$3,883
Capital loss carryforward	956	-	-	956
Other [2]	4,135	(3,126)	-	1,009
Deferred tax liabilities
Debt financing fees [3]	(818)	9	-	(809)
Unrealized gains on long-term investments	(4,415)	(5)	(96)	(4,516)
Mineral stream interests [4]	(668)	145	-	(523)
Foreign withholding tax	(232)	(10)	-	(242)
Total	$(232)	$86	$(96)	$(242)
1)	As at March 31, 2024, the Company had recognized the tax effect on $14 million of non-capital losses against deferred tax liabilities.
2)	Other includes capital assets, charitable donation carryforward, and PSU and pension liabilities.
3)
Debt and share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, debt financing fees are deducted over the term of the credit facility and share financing fees are charged directly to issued capital.

4)
The Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, is that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding (where applicable to an agreement), and the cash cost thereafter. For accounting purposes, the cost of the mineral stream interests is depleted on a unit-of-production basis as described in Note 12.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [31]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

	Year Ended December 31, 2023
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital loss carryforward	$-	$810	$-	$810
Capital loss carryforward	792	40	124	956
Other	4,256	(121)	-	4,135
Deferred tax liabilities
Debt and share financing fees	(774)	(44)	-	(818)
Unrealized gains on long-term investments	(8,006)	(4)	3,595	(4,415)
Mineral stream interests	3,732	(4,400)	-	(668)
Foreign withholding tax	(165)	(67)	-	(232)
Total	$(165)	$(3,786)	$3,719	$(232)

Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
(in thousands)	2024	2023
Mineral stream interests	$7,930	$8,804
Other	2,974	2,376
Unrealized losses on long-term investments	13,727	12,912
Total	$24,631	$24,092

1)	As at March 31, 2024, the Company had fully recognized the tax effect of non-capital losses.

23.	Other Current Assets
The composition of other current assets is shown below:

		March 31	December 31
(in thousands)	Note	2024	2023
Prepaid expenses		$2,676	$2,628
Other		698	871
Total other current assets		$3,374	$3,499

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [32]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

24.	Other Long-Term Assets
The composition of other long-term assets is shown below:

		March 31	December 31
(in thousands)	Note	2024	2023
Intangible assets		$1,791	$1,886
Debt issue costs - Revolving Facility	16.1	5,198	5,496
Refundable deposit - 777 PMPA		8,890	8,717
Subscription Rights		-	4,510
Other		5,771	5,861
Total other long-term assets		$21,650	$26,470

Subscription Rights
The subscription rights were converted to common shares during the first quarter of 2024 and were reclassified to Long-Term Equity Investments.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [33]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

25.	Commitments and Contingencies
Mineral Stream Interests
The following tables summarize the Company’s commitments to make per-ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:

Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Constancia	50%	$420 ²	Life of Mine	8-Aug-12
Salobo	75%	$425	Life of Mine	28-Feb-13
Sudbury	70%	$400	20 years	28-Feb-13
San Dimas	variable ³	$631	Life of Mine	10-May-18
Stillwater	100%	18% ⁴	Life of Mine	16-Jul-18
Marathon	100% ⁵	18% ⁴	Life of Mine	26-Jan-22
Other
Minto	100% ⁶	50% ⁶	Life of Mine	20-Nov-08
Copper World	100%	$450	Life of Mine	10-Feb-10
Marmato	10.5% ⁵	18% ⁴	Life of Mine	5-Nov-20
Santo Domingo	100% ⁵	18% ⁴	Life of Mine	24-Mar-21
Fenix	6% ⁵	18% ⁴	Life of Mine	15-Nov-21
Blackwater	8% ⁵	35%	Life of Mine	13-Dec-21
Curipamba	50% ⁵	18% ⁴	Life of Mine	17-Jan-22
Goose	2.78% ⁵	18% ⁴	Life of Mine	8-Feb-22
Cangrejos	6.6% ⁵	18% ⁴	Life of Mine	16-May-23
Platreef	62.5% ⁵	$100 ⁵	Life of Mine ⁵	7-Dec-21 ⁸
Curraghinalt	3.05% ⁵	18% ⁴	Life of Mine	15-Nov-23
Kudz Ze Kayah	6.875% ⁷	20%	Life of Mine	22-Dec-21 ⁸
Early Deposit
Toroparu	10%	$400	Life of Mine	11-Nov-13
Cotabambas	25% ⁵	$450	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
b.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
c.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
d.	Fenix – reduced to 4% once the Company has received 90,000 ounces of gold, with a further reduction to 3.5% once the Company has received 140,000 ounces.
e.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
f.	Curipamba – reduced to 33% once the Company has received 145,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 4.4% once the Company has received 700,000 ounces of gold.
i.
Platreef - reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

j.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
k.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
6)
The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. On May 13, 2023, Minto Metals Corp., announced the suspension of operations at the Minto mine. Prior to this, the parties were in discussions in connection with a possible restructuring of the Minto PMPA. During that negotiation period, the cash payment per ounce of gold delivered was set at 90% of spot price. Following the May 13 announcement, and as negotiations were not successful, the price of deliveries of gold reverts to 50% of spot price as set out in the existing Minto PMPA.

7)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase staged percentages of produced gold ranging from 6.875% to 7.375% until 330,000 ounces of gold are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold are produced and delivered, further reducing to a range of 5% to 5.5% until a further 270,200 ounces of gold are produced and delivered for a total of 660,000 ounces of gold thereafter ranging between 6.25% and 6.75%.

8)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [34]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Ounce Cash Payment [1]	Term of Agreement	Date of Original Contract
Peñasquito	25%	$4.50	Life of Mine	24-Jul-07
Constancia	100%	$6.20 ²	Life of Mine	8-Aug-12
Antamina	33.75%	20%	Life of Mine	3-Nov-15
Other
Los Filos	100%	$4.68	25 years	15-Oct-04
Zinkgruvan	100%	$4.68	Life of Mine	8-Dec-04
Stratoni	100%	$11.54	Life of Mine	23-Apr-07
Neves-Corvo	100%	$4.46	50 years	5-Jun-07
Aljustrel	100% ³	50%	50 years	5-Jun-07
Minto	100% ⁴	$4.39	Life of Mine	20-Nov-08
Pascua-Lama	25%	$3.90	Life of Mine	8-Sep-09
Copper World	100%	$3.90	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	$4.00	Life of Mine	n/a ⁵
Marmato	100% ⁶	18% ⁷	Life of Mine	5-Nov-20
Cozamin	50% ⁶	10%	Life of Mine	11-Dec-20
Blackwater	50% ⁶	18% ⁷	Life of Mine	13-Dec-21
Curipamba	75%	18% ⁷	Life of Mine	17-Jan-22
Mineral Park	100%	18% ⁷	Life of Mine	24-Oct-23
Kudz Ze Kayah	6.875 ⁸	20%	Life of Mine	22-Dec-21 ⁹
Early Deposit
Toroparu	50%	$3.90	Life of Mine	11-Nov-13
Cotabambas	100% ⁶	$5.90	Life of Mine	21-Mar-16
Kutcho	100%	20%	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)
Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.

4)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
5)	Terms of the agreement not yet finalized.
6)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
b.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
c.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
d.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
7)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
8)
Under the Kudz Ze Kayah PMPA, the Company will be entitled to purchase: staged percentages of produced silver ranging from 6.875% to 7.375% until 43.30 million ounces of silver are produced and delivered, thereafter reducing to a range of 5.625% to 6.125% until a further 7.96 million ounces of silver are produced and delivered, further reducing to a range of 5% to 5.5% until a further 35.34 million ounces of silver are produced and delivered for a total of 86.6 million ounces of silver and thereafter ranging between 6.25% and 6.75%.

9)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [35]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment [1]	Term of Agreement	Date of Original Contract
Palladium
Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 ⁴
Platinum
Marathon	22% ²	18% ³	Life of Mine	26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21 ⁴
Cobalt
Voisey's Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.
Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2024	2025 - 2026	2027 - 2028	After 2028	Total
Payments for mineral stream interests & royalty
Salobo [2]	$163,000	$-	$16,000	$64,000	$243,000
Copper World [3]	-	231,150	-	-	231,150
Marmato	80,032	41,968	-	-	122,000
Santo Domingo	-	260,000	-	-	260,000
Fenix Gold	25,000	-	-	-	25,000
Curipamba	30,625	131,625	-	-	162,250
Marathon	-	147,601	-	-	147,601
Cangrejos	19,300	126,000	126,000	-	271,300
Curraghinalt	-	55,000	-	-	55,000
Loma de La Plata	-	-	-	32,400	32,400
Mineral Park	115,000	-	-	-	115,000
Kudz Ze Kayah	5,000	-	-	-	5,000
Mt Todd Royalty	10,000	-	-	-	10,000
DeLamar Royalty	4,875	-	-	-	4,875
Payments for early deposit mineral stream interest
Cotabambas	-	-	-	126,000	126,000
Toroparu	-	-	-	138,000	138,000
Kutcho	-	-	29,000	29,000	58,000
Leases liabilities	663	1,182	1,306	4,655	7,806
Total contractual obligations	$453,495	$994,526	$172,306	$394,055	$2,014,382

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	As more fully explained below, the expansion payment relative to the Salobo III expansion project is dependent on the timing and size of the throughput expansion.
3)	Figure includes contingent transaction costs of $1 million.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [36]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Salobo
The Salobo mine historically had a mill throughput capacity of 24 Mtpa and is currently ramping up to full capacity of 36 Mtpa, expected in the fourth quarter of 2024. On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project, with the Salobo complex exceeding an average throughput of 32 Mtpa over a 90-day period. As a result, Wheaton paid Vale $370 million on December 1, 2023, representing the amount due for completion of the first phase of the Salobo III expansion project.
The remaining balance of the expansion payment is dependent on the timing of completion and will be triggered once Vale expands actual throughput above 35 Mtpa for a period of 90 days. If actual throughput is expanded above 35 Mtpa by January 1, 2031, Wheaton will be required to make additional payments to Vale based on the size of the expansion and the timing of completion. The set payments range from a total of $52 million if throughput is expanded beyond 35 Mtpa by January 1, 2031, to up to $163 million if throughput is expanded beyond 35 Mtpa by January 1, 2025.
In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine implements a high-grade mine plan, with payments to be made for each year the high-grade plan is achieved.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $122 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.

Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone Copper Corp., (“Capstone”) additional upfront cash payments of $260 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay Rio2 Limited (“Rio2”) additional upfront cash payments of $25 million, payable subject to certain customary conditions.

Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay additional upfront cash payments of $162.2 million, which includes $150,000 which will be paid to support certain local community development initiatives around the Curipamba Project. The payments will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $148 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.

Cangrejos
Under the terms of the Cangrejos PMPA, which had a closing date of May 16, 2023, the Company is committed to pay additional upfront consideration of $271 million. Of this amount, $15 million is to be paid 12 months after the closing date, $4 million can be drawn upon for committed acquisition of surface rights and the remainder is to be paid in four staged equal installments during construction of the mine, subject to various customary conditions being satisfied.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [37]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp., (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS  receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Mineral Park
Under the terms of the Mineral Park PMPA, the Company is committed to pay total upfront cash payments of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million.

Kudz Ze Kayah
Under the terms of the Kudz Ze Kayah PMPA (“KZK”), an additional $5 million contingency payment is due to Orion if the KZK project achieves certain milestones.

Mt Todd Royalty
Under the terms of the royalty agreement with Vista, the Company is committed to pay additional upfront cash payment of $10 million to advance Mt. Todd and for general corporate purposes, with the payment being due in in June 2024 subject to the commencement of exploration drilling program of at least 6,000 meters and other customary conditions.

DeLamar Royalty
Under the terms of the royalty agreement with Integra, the Company is committed to pay additional upfront cash payment of $5 million to advance DeLamar project, with the payment being due in in July 2024 subject to customary conditions.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro additional upfront cash payments of $126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes – Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [38]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules.  The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [39]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

26.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2024
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$117,851	$24,135	$22,320	$71,396	$94,050	$2,659,099
Sudbury [1]	8,461	1,652	4,728	2,081	6,814	257,757
Constancia	41,723	8,460	6,353	26,910	33,263	73,912
San Dimas	16,448	5,001	2,210	9,237	11,445	142,512
Stillwater	4,883	875	1,202	2,806	4,008	210,267
Other [2]	1,323	239	336	748	1,084	892,983
Total gold interests	$190,689	$40,362	$37,149	$113,178	$150,664	$4,236,530
Silver
Peñasquito	$43,650	$8,275	$7,474	$27,901	$35,375	$268,758
Antamina	18,088	3,565	5,376	9,147	14,523	514,154
Constancia	17,236	4,502	4,534	8,200	12,734	175,049
Other [3]	17,684	3,069	3,076	11,539	15,819	603,933
Total silver interests	$96,658	$19,411	$20,460	$56,787	$78,451	$1,561,894
Palladium
Stillwater	$4,677	$869	$2,125	$1,683	$3,808	$218,542
Platreef	-	-	-	-	-	78,786
Total palladium interests	$4,677	$869	$2,125	$1,683	$3,808	$297,328
Platinum
Marathon	$-	$-	$-	$-	$-	$9,451
Platreef	-	-	-	-	-	57,564
Total platinum interests	$-	$-	$-	$-	$-	$67,015
Cobalt
Voisey's Bay	$4,782	$913	$3,942	$(73)	$7,006	$348,000
Total mineral stream interests	$296,806	$61,555	$63,676	$171,575	$239,929	$6,510,767
Other
General and administrative				$(10,464)	$(15,958)
Share based compensation				(1,281)	(11,129)
Donations and community investments				(1,570)	(1,373)
Finance costs				(1,442)	(1,125)
Other				7,196	9,152
Income tax				27	(116)
Total other				$(7,534)	$(20,549)	$669,688
Consolidated				$164,041	$219,380	$7,180,455

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin  silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [40]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Three Months Ended March 31, 2023
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Gold
Salobo	$68,475	$15,120	$11,884	$41,471	$53,355	$2,371,378
Sudbury [1]	8,317	1,747	4,475	2,095	6,346	278,941
Constancia	12,526	2,739	2,077	7,710	9,788	93,506
San Dimas	20,279	6,650	2,764	10,865	13,629	153,101
Stillwater	3,987	698	1,069	2,220	3,288	214,783
Other [2]	5,612	4,081	253	1,278	1,155	525,338
Total gold interests	$119,196	$31,035	$22,522	$65,639	$87,561	$3,637,047
Silver
Peñasquito	$33,872	$6,569	$6,027	$21,276	$27,303	$287,647
Antamina	18,594	3,707	5,745	9,142	14,888	539,623
Constancia	8,353	2,245	2,283	3,825	6,107	190,664
Other [3]	24,859	6,476	2,746	15,637	20,047	450,412
Total silver interests	$85,678	$18,997	$16,801	$49,880	$68,345	$1,468,346
Palladium
Stillwater	$4,735	$866	$1,203	$2,666	$3,870	$225,609
Platinum
Marathon	$-	$-	$-	$-	$-	$9,440
Cobalt
Voisey's Bay	$4,856	$1,066	$4,474	$(684)	$4,485	$356,447
Total mineral stream interests	$214,465	$51,964	$45,000	$117,501	$164,261	$5,696,889
Other
General and administrative				$(10,099)	$(13,836)
Share based compensation				(7,397)	(16,675)
Donations and community investments				(1,378)	(1,408)
Finance costs				(1,378)	(1,070)
Other				7,562	7,176
Income tax				6,580	(3,344)
Total other				$(6,110)	$(29,157)	$1,208,590
Consolidated				$111,391	$135,104	$6,905,479

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba and Goose gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests and the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [41]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales		Carrying Amount at March 31, 2024
(in thousands)	Three Months Ended Mar 31, 2024		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total
North America
Canada	$13,243	4%	$717,550	$165,955	$-	$9,452	$348,000	$1,240,957
United States	9,560	3%	210,268	1,184	218,542	-	-	429,994
Mexico	64,630	22%	142,510	386,545	-	-	-	529,055
Europe
Portugal	5,820	2%	-	17,263	-	-	-	17,263
Sweden	7,129	2%	-	26,715	-	-	-	26,715
UK	-	0%	20,231	-	-	-	-	20,231
South America
Argentina/Chile [1]	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	56,538	-	-	-	-	56,538
Brazil	117,850	40%	2,659,099	-	-	-	-	2,659,099
Peru	77,048	26%	73,913	689,196	-	-	-	763,109
Ecuador	-	0%	39,571	3,806	-	-	-	43,377
Colombia	1,526	1%	41,246	6,827	-	-	-	48,073
Africa
South Africa	-	0%	275,604	-	78,786	57,563	-	411,953
Consolidated	$296,806	100%	$4,236,530	$1,561,894	$297,328	$67,015	$348,000	$6,510,767

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Sales		Carrying Amount at December 31, 2023
(in thousands)	Three Months Ended Mar 31, 2023		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total
North America
Canada	$18,573	9%	$708,402	$141,292	$-	$9,451	$350,816	$1,209,961
United States	8,722	4%	211,470	971	220,667	-	-	433,108
Mexico	57,637	27%	144,719	396,490	-	-	-	541,209
Europe
Portugal	8,545	4%	-	17,516	-	-	-	17,516
Sweden	11,954	6%	-	27,017	-	-	-	27,017
UK	-	0%	20,198	-	-	-	-	20,198
South America
Argentina/Chile [1]	-	0%	-	253,514	-	-	-	253,514
Argentina	-	0%	-	10,889	-	-	-	10,889
Chile	-	0%	56,538	-	-	-	-	56,538
Brazil	68,475	31%	2,681,419	-	-	-	-	2,681,419
Peru	39,474	18%	80,265	699,107	-	-	-	779,372
Ecuador	-	0%	39,455	3,779	-	-	-	43,234
Colombia	1,085	1%	41,583	6,883	-	-	-	48,466
Consolidated	$214,465	100%	$3,984,049	$1,557,458	$220,667	$9,451	$350,816	$6,122,441

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [42]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2024 (US Dollars)

27.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend is fixed at $0.155 per common share. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On May 9, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on May 29, 2024 and is expected to be distributed on or about June 11, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

Disposal of Hecla
During April 2024, the Company disposed of its investment in Hecla Mining Company (Note 15) for gross proceeds of $177 million.
WHEATON PRECIOUS METALS 2024 1ST QUARTER REPORT - FINANCIAL STATEMENTS [43]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
WHEATON PRECIOUS METALS CORP.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada
T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM

New York Stock Exchange: WPM
London Stock Exchange: WPM

DIRECTORS
GEORGE BRACK, Chair
JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
JEANE HULL
GLENN IVES
CHARLES JEANNES
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Strategic Development

GARY BROWN
Senior Vice President
& Chief Financial Officer

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
301 – 100 Adelaide Street West
Toronto, Ontario M5H 4H1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, Canada

INVESTOR RELATIONS

EMMA MURRAY
Vice President, Investor Relations
T:  1 604 684 9648 TF: 1 844 288 9878
E:  info@wheatonpm.com

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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